

June 28, 2013

Ester T. Chiang
Sherman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the "Company")
         File Nos.: 333-189054; 811-21190

Dear Ms. Chiang:

     The Company filed a registration statement ("Registration Statement") on Form N-2 on June 3, 2013, under the Investment Company Act of 1940 and the Securities Act of 1933 ("Securities Act").

     On behalf of the Company, you requested by letter of June 24, 2013, that the staff of the Securities and Exchange Commission afford the Company's Registration Statement selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). Your letter asserts that the disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company's last registration statement filed with the Commission on Form POS 8C on June 13, 2012, and declared effective on July 30, 2012, (File No. 333-172034), except that the Registration Statement: (1) updates the Company's financial information in accordance with the annual audited financial statements for the fiscal year ended on March 31, 2013, (2) indicates that Troy Gayeski, has recently been elevated to the position of co-portfolio manager, (3) discloses the methodology used by the Company to assist shareholders with cost-basis reporting, (4) alerts the investors that the Company's large scale may impose certain limitations on its operations, (5) reorders certain underlying fund strategy descriptions and related risk factors, (6) adds examples of the Company's "theme-based" investment approach, (7) adds a risk factor relating to concentration in the Company's investor group, (8) clarifies the types of expenses borne by the Company, and (9) clarifies the accredited criteria applicable to investors of the Company. Further, in your letter you indicate that the Registration Statement otherwise reflects comments previously provided by the Staff in each year's review of the Company's annual post-effective amendment.

    Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated June 24, 2013, we performed a limited review of the Registration Statement. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement. You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. We have the following comments.

Prospectus

General

1.	In the summary section, under the heading "Investment Objective and Investment Program," the disclosure, in explaining the Company's investment strategies, indicates that "[t]his opportunistic, theme-based approach will establish the focus of the Fund's investments, *which is expected to change overtime* based on the Adviser's research and market sentiment." (Emphasis added.) In your response letter, please acknowledge that the Company is aware of its obligation to amend its prospectus should material changes with respect to the disclosure contained therein arise (*e.g.*, material changes to the Company's investment strategies, risks, and/or fees).

2.	The disclosure includes phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. For example, in the "Special Investment Instruments and Techniques" section, under the heading "Types of Investments and Related Risks," the disclosure states that this "Prospectus contains extensive disclosures relating to the risks and opportunities presented by various types of derivative instruments, including *but not* limited to futures, swaps, and options." (Emphasis added.) Please change the term "including" to the phrase "consisting of" and summarize all the principal investments of the Company.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

Please note that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your Registration Statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,

/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office